VINCI

Rueil, march 10, 2003

03007901

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

03 MAR 13 AM 7:21

Rule 12g3-2(b) – File N° 82-4781

SUPPL

PROCESSED
APR 10 2003
THOMSON
FINANCIAL

Dear Madam,

Please find enclosed recently issued press releases:

- 20020 results,
- Lefortovo road tunnel breakthrough.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Chief Financial Officer

dlw 4/7

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

VINCI

 5 March 2003

PRESS RELEASE

2002 RESULTS

Excellent results

- **Operating income up 9% to 1,067 million euros, with net income before tax up 11% to 656 million euros**
- **Net income up 5.4% to 478 million euros**

Sound financial situation, with strong cash position

- **Free cash flow up 44% to 1.1 billion euros**
- **Net cash (excluding concessions) at 31 December: 480 million euros**

2003: high level of order backlog with good quality contracts

The Board of Directors of VINCI met on 5 March 2003 to approve the 2002 financial statements, which will be submitted to the annual shareholders meeting to be held on second notice on 14 May 2003. The Board also examined the business performance of the past year and the outlook for 2003.

High level of net sales. Increased business outside France. Growth in concessions. Good resilience in construction and energy.

VINCI's consolidated net sales for 2002 amounted to 17.6 billion euros, up 2.2% over the previous year.

This growth is attributable to the company maintaining business at a high level in its construction-related segments, where several units had already achieved record performances in 2001.

In France, the Concessions and services business line recorded a 9% increase in net sales, more than half of which was due to organic growth. VINCI Energies' net sales remained stable despite the difficult economic climate in industry. VINCI Construction demonstrated good resilience. Overall, net sales of 10.3 billion euros were generated in France, down 2.7% from 2001. This slight drop was due to a 9% decline in road business.

Outside France, net sales amounted to 7.2 billion euros, up 10% over 2001, representing 41% of total net sales compared with 38% in 2001. These figures take into account the integration of recent acquisitions in airport services (WFS), information technology (TMS) and building maintenance (Crispin & Borst). On a like-for-like basis, the 6% growth in the Concessions and services business line, together with VINCI Construction's 3% growth, offset the impact of the scale-backs achieved in roads and energy in Germany.

Net sales by business line

(in millions of euros)	2002	2001	Change actual structure	2002/2001 like-for-like
Concessions	1,851	1,462	26.6%	5.0%
Energy	3,044	2,852	6.7%	(0.9%)
Roads	5,209	5,498	(5.3%)	(5.4%)
Construction	7,350	7,199	2.1%	0.1%
Holding companies, misc. and elimination of inter-company transactions	100	161		
Total	**17,554**	**17,172**	**2.2%**	**(1.6%)**

Net income

Net income, which includes no significant exceptional items, amounted to 478 million euros, up 5.4% over the already high level recorded in 2001 (454 million euros). The target announced at the end of 2001 for growth in net income was therefore met, despite an increase in the tax charge and interest expense related to the acquisition of a stake in ASF.

Net income per share amounted to 5.76 euros (based on the current number of shares, i.e. 82,910,368).

The growth in net income reflects a further improvement in operating income, which increased 9% to the record level of 1,067 million euros. VINCI's operating margin (operating income/net sales) was 6.1% (3.2% excluding concessions).

The growth in operating income is attributable to very good performance by all VINCI's business segments, including Eurovia, which increased its operating income even though its net sales declined 9%.

These good results illustrate the strategy VINCI has been following for many years, namely to give priority to margins rather than volume and to develop higher value added within each segment by drawing on the responsiveness of its units.

Operating income by business line

(in millions of euros)	**2002**	**Operating margin**	**2001 pro forma**	**Operating margin**
Concessions	567	30.6%	525	35.9%
Energy	118	3.9%	70	2.5%
Roads	166	3.2%	173	3.1%
Construction	212	2.9%	201	2.8%
Holding companies and misc.	4		11	
Total	**1,067**	**6.1%**	**980**	**5.7%**

Strong cash flow generation

After taking into consideration capital expenditure for the year, free cash flow amounted to 1,118 million euros, up 44% over 2001.

This strong improvement is attributable to growth in cash flow from operations generated by VINCI's subsidiaries (up 11% to 1.2 billion euros), good control of capital expenditure (454 million euros), and a further positive change in working capital (353 million euros, compared with 155 million euros in 2001), due principally to the construction business line.

Growth investments carried out by the Concessions business line represented 407 million euros, down from 637 million euros in 2001, due to the completion of the Chillan-Collipulli motorway and three-month stoppage on the A86 project following the incident in March.
Financial investments amounted to 1.2 billion euros, including the acquisition of a 17% interest in ASF for the sum of 1,045 million euros. The other financial investments made in 2002 involved the acquisition of car park operating companies, which brought the total number of places managed by VINCI Park to 775,000, and the acquisition of Spark Iberica in electrical engineering.

Balance sheet: a sound financial situation

The high level of cash generated in 2002 limited the increase in net debt, which stood at 2.5 billion euros at 31 December 2002, in spite of the 1,045 million euro investment in ASF. Excluding treasury stock, net debt rose only 253 million euros over the year, reflecting the fact that it was possible to absorb almost 80% of the impact of the acquisition of the interest in ASF.

Concessions debt, which accounts for all of VINCI's net debt, remained stable below 3 billion euros. Cash flow from operations generated by the concessions units covered the year's capital expenditure, in particular the continuation of work on the Rion-Antirion bridge in Greece.

VINCI's other business lines recorded a surplus of cash and cash equivalents of 1.6 billion euros, up 35% over the previous year (1.2 billion euros). The holding companies reduced their debt by 0.4 billion euros (excluding the investment in ASF).

VINCI's financial structure remained very sound. Despite the 195 million euro reduction in capital stock carried out in December, shareholders' equity, including minority interests, rose from 2.9 billion euros to 3.1 billion euros, giving a gearing (debt/equity ratio) of 80%.

Liquidity position

The Board of Directors also examined VINCI's liquidity position.
Following the BBB+ stable rating by Standard & Poor's and the Baa1 stable rating by Moody's during 2002, VINCI was able to improve its debt structure by extending the average maturity of its debt through the issue of 500 million euros of OCEANE bonds (maturing in 2018), and two bond issues totalling 850 million euros, maturing in 2009.

Gross debt with a maturity of over one year was thus increased from 4 billion euros at 31 December 2001 to 5.3 billion euros at 31 December 2002.

In parallel, the short-term net cash surplus (excluding treasury stock) increased from 1.6 billion euros to 2.6 billion euros, to which can be added confirmed and unused credit lines amounting to 1.4 billion euros.

VINCI thus has significant financial resources, which enable it to continue expanding its businesses while retaining the resources needed to finance the operating cycle.

Parent company results/Dividend

The parent company's net income amounted to 338 million euros in 2002, compared with 508 million euros in 2001.

The Board of Directors decided to propose a dividend of 1.80 euros per share (2.70 euros per share including the tax credit) to the shareholders meeting, representing an increase of 6% over the 1.70 euros per share paid for 2001.

Including the tax credit, this dividend represents a yield of 5% based on the share price on 4 March 2003. It will be payable from 27 June 2003.

The total dividend paid out to shareholders for 2002 will amount to 142 million euros, representing an 8% increase over the previous year (131 million euros).

Outlook

VINCI's consolidated order backlog (excluding concessions) amounted to 11.6 billion euros at 31 December 2002, up 7% year on year, representing an average of over nine months of projected business activity.

Although the beginning of 2003 has been marked by an unstable geopolitical climate and uncertain economic situation, VINCI has entered the new year with confidence and serenity based on its many strengths: a diversified mix with reduced sensitivity to business cycles, very responsive organisational structure, motivated management team, sound financial structure and very strong liquidity position.

Notice of shareholders meeting

VINCI's shareholders meeting will take place on second notice on 14 May 2003 at 11 a.m. at the Théâtre de l'Empire, Avenue de Wagram, 75017 Paris.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 30 07
Fax: +33 1 47 16 33 88
e-mail: vchristnacht@vinci.com
This press release is available in
French, English and German
on the VINCI website: www.vinci.com

2002 RESULTS

(in millions of euros)	2001 pro forma (a)	2002	Change
Net sales	17,172	17,554	+2,2% (of which concessions +27%)
Net sales outside France as % of total	*38%*	*41%*	
Gross operating surplus	1,557	1,664	+7%
as % of net sales	*9.1%*	*9.5%*	
Operating income	980	1,067	+9%
as % of net sales	*5.7%*	*6.1%*	
Pre-tax income, group share	592	656	+11%
Net income	454	478	+5.4%
Earnings per share (in euros)	5.65	5.76 (b)	
Dividend, excluding tax credit (in euros)	1.70	1.80	+5.9%
Free cash flow (c) before investment in concessions	778	1,118	+44%
Free cash flow (c) after investment in concessions	141	711	x 5
Shareholders' equity + minority interest	2,884	3,109	+8%
Provisions for liabilities	2,134	2,120	
Net debt			
Gross debt with maturity of over one year	*4,003*	*5,261*	
Short term surplus	*(1,575)*	*(2,580)*	
Sub-total before treasury stock	*2,428*	*2,681*	
Treasury stock	*(356)*	*(188)*	
	2,072	2,493	

(a) after reclassification of Cofiroute's special concession amortisation under operating result instead of under financial result

(b) on the basis of the number of shares at 28 February 2003, i.e. 82,910,368

(c) operating cash flow + net change in WCR - net capital expenditure

Rueil-Malmaison, 20 February 2003

PRESS RELEASE

Lefortovo road tunnel breakthrough

On 20 February 2003, VINCI Construction Grands Projets, a partner of the Russian Transstroy company, completed the boring of the Lefortovo road tunnel on the third urban ring road in Moscow.

The project lies in the eastern part of the city, some 4 km from the Kremlin, in a protected zone where cut-and-cover tunnel construction is prohibited because of the many historic landmarks and parks in the area.

The tunnel is 2,200 metres long and was driven with a 14.2 meter diameter mud pressure balanced tunnel boring machine, the largest urban TBM in the world.

Excavation took 60 weeks, with a peak advance rate of 32 rings, i.e. 64 meters, per week.

Work began in November 2001 and will be completed in September 2003.

In addition to this exceptional project, VINCI Construction Grands Projets is currently drilling the Mitholz tunnel in Switzerland, the Soumagne tunnel in Belgium, the Pannerdensch Kanaal tunnel in the Netherlands, the Airside Road tunnel at Heathrow in the United Kingdom, the A86 motorway tunnel west of Paris and the Hallandsas tunnel in Sweden. The company has the world's largest track record in underground works.

Press contact: Virginie CHRISTNACHT
Tel.: 33 (0)1 47 16 31 82
Fax: 33 (0)1 47 16 33 88
e-mail: vchristnacht@vinci.com
This press release is available in French, English and German on the VINCI website:
www.vinci.com